Exhibit 99.1

Phoenix New Media Reports Second Quarter 2015 Unaudited Financial Results

2Q15 Mobile Advertising Revenues Up 124.2% YOY

Live Conference Call to be Held at 9:00 PM U.S. Eastern Time on August 11

BEIJING, China, August 12, 2015 — Phoenix New Media Limited (NYSE: FENG), a leading new media company in China (“Phoenix New Media”, “ifeng” or the “Company”), today announced its unaudited financial results for the quarter ended June 30, 2015.

“The second quarter witnessed the continuing evolution of ifeng into a diversified big data-enabled mobile platform as a result of having completed its investment in Yidian in April.” stated Mr. Shuang Liu, CEO of Phoenix New Media. “With rapid growth in the number of Yidian’s mobile users, together with the ifeng news app, we have established a large community of mobile news readers, ranking us one of the top three mobile news and information platforms in China in terms of user coverage, according to Talking Data, a third party mobile data monitoring company. This strong growth momentum will power our success as Yidian begins monetizing in the fourth quarter of this year. In order to expand our influence on our users and foster organic growth around specific areas of their interests, we continue to develop our verticals, and solidify our market leadership in fields such as documentary offerings. We are confident in our strategy and long-term prospects, and our focus remains on driving sustainable growth over the longer term by continuing to bolster our business’s three key pillars: content production capability, dedication to serious journalism and cutting-edge technology.”

Mr. Ya Li, president of Phoenix New Media, stated, “While we have made encouraging progress in expanding our mobile platform and strengthening our content offerings, we fell short of expectations for growth in advertising revenue due to sector headwinds relating to lower demand for PC-based advertising and the internal sales leadership transition. However, we continue our advance into mobile-based performance-driven advertising territory, where many new avenues for growth are being explored and expanded. To stay ahead of the curve, we will endeavor to leverage the right resources and right talent in this area so as to capitalize on these opportunities as they develop.”

Second Quarter 2015 Financial Results

REVENUES

Total revenues for the second quarter of 2015 increased by 2.9% to RMB422.9 million (US$68.2 million) from RMB410.9 million in the second quarter of 2014.

Net advertising revenues (net of advertising agency service fees) for the second quarter of 2015 increased by 7.2% to RMB311.9 million (US$50.3 million) from RMB291.0 million in the second quarter of 2014, primarily due to 124.2% year-over-year growth in mobile advertising revenues. Average revenue per advertiser (“ARPA”) increased by 20.3% to RMB1.1 million (US$0.2 million) and the total number of advertisers decreased by 10.9% to 295 in the second quarter of 2015.

Paid service revenues for the second quarter of 2015 decreased by 7.4% to RMB111.0 million (US$17.9 million) from RMB119.9 million in the second quarter of 2014. Mobile value-added services (“MVAS”)1 revenues for the second quarter of 2015 decreased by 3.3% to RMB88.1 million (US$14.2 million) from RMB91.1 million in the second quarter of 2014. Revenues from games and others2 for the second quarter of 2015 decreased by 20.3% to RMB22.9 million (US$3.7 million) from RMB28.8 million in the second quarter of 2014, primarily due to a decrease in revenues generated from web-based games on the Company’s game platform.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues for the second quarter of 2015 increased by 12.6% to RMB222.4 million (US$35.9 million) from RMB197.5 million in the second quarter of 2014, primarily due to increases in content and operational costs and revenue sharing fees. Content and operational costs for the second quarter of 2015 increased to RMB101.6 million (US$16.4 million) from RMB83.7 million in the second quarter of 2014, due to increases in staff-related costs and advertisement-related content production costs. Revenue sharing fees to telecom operators and channel partners in the second quarter of 2015 increased to RMB67.3 million (US$10.9 million) from RMB59.2 million in the second quarter of 2014. Sales taxes and surcharges for the second quarter of 2015 decreased to RMB32.2 million (US$5.2 million) from RMB34.6 million in the second quarter of 2014. Bandwidth costs in the second quarter of 2015 increased to RMB21.3 million (US$3.4 million) from RMB19.9 million in the second quarter of 2014, primarily due to the increase in the Company’s mobile traffic. Share-based compensation included in cost of revenues was RMB4.5 million (US$0.7 million) in the second quarter of 2015, compared to RMB2.4 million in the second quarter of 2014. The year-over-year increase in share-based compensation was primarily due to the stock options newly granted in the second half of 2014.

Gross profit for the second quarter of 2015 was RMB200.5 million (US$32.3 million), compared to RMB213.4 million in the second quarter of 2014. Gross margin for the second quarter of 2015 was 47.4%, compared to 51.9% in the second quarter of 2014. Adjusted gross margin3, which excludes share-based compensation, for the second quarter of 2015 was 48.5%, compared to 52.5% in the second quarter of 2014.

1  MVAS includes wireless value-added services, or WVAS, mobile video, mobile digital reading, mobile games and other paid services through China’s three telecom operators’ platforms.

2  Games and others include web-based games, content sales, and other online and mobile paid services through the Company’s own platforms.

3  An explanation of the Company’s non-GAAP financial measures is included in the section entitled “Use of Non-GAAP Financial Measures” below, and the related reconciliations to GAAP financial measures are presented in the accompanying “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures”.

OPERATING EXPENSES AND INCOME FROM OPERATIONS

Total operating expenses for the second quarter of 2015 increased by 31.4% to RMB173.8 million (US$28.0 million) from RMB132.3 million in the second quarter of 2014. The increase in operating expenses was primarily attributable to our increased efforts on the spending of the mobile traffic acquisition expenses. Share-based compensation included in operating expenses was RMB9.0 million (US$1.4 million) in the second quarter of 2015, compared to RMB6.0 million in the second quarter of 2014. The year-over-year increase in share-based compensation was primarily due to the stock options newly granted in the second half of 2014.

Excluding share-based compensation, adjusted income from operations for the second quarter of 2015 was RMB40.2 million (US$6.5 million), compared to RMB89.5 million in the second quarter of 2014.  Income from operations for the second quarter of 2015 was RMB26.7 million (US$4.3 million), compared to RMB81.1 million in the second quarter of 2014.

Excluding share-based compensation, the adjusted operating margin for the second quarter of 2015 was 9.5%, compared to 21.8% in the second quarter of 2014, while operating margin for the second quarter of 2015 was 6.3%, compared to 19.7% in the second quarter of 2014, primarily due to our increased efforts on the spending of the mobile traffic acquisition expenses.

OTHER INCOME/(LOSS)

Other income/(loss) reflects loss from equity investments, gain on disposition of subsidiaries and acquisition of equity investments, gain on disposal of an equity investment and acquisition of available for sales securities, interest income, net, foreign currency exchange gain or loss and others, net4. Loss from equity investments for the second quarter of 2015 increased to RMB9.4 million (US$1.5 million) from RMB4.0 million in the second quarter of 2014. Gain on disposition of subsidiaries and acquisition of equity investments for the second quarter of 2015 was nil, compared to RMB4.6 million in the second quarter of 2014. Gain on disposal of an equity investment and acquisition of available for sales securities for the second quarter was RMB4.6 million (US$0.7 million), compared to nil in the second quarter of 2014. Interest income, net, for the second quarter of 2015 was RMB6.5 million (US$1.0 million), compared to RMB12.6 million in the second quarter of 2014. Foreign currency exchange loss for the second quarter of 2015 was RMB2.6 million (US$0.4 million), compared to foreign currency exchange gain RMB0.1 million in the second quarter of 2014.

NET INCOME ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Adjusted net income attributable to Phoenix New Media Limited, excluding the non-operating items which are the loss from equity investments, gain on disposition of subsidiaries and acquisition of equity investments and gain on disposal of an equity investment and acquisition of available for sales securities, and share-based compensation, for the second quarter of 2015 was RMB40.7 million (US$6.6 million), compared to RMB92.3 million in the second quarter of 2014. Adjusted net margin for the second quarter of 2015 was 9.6%, compared to 22.5% in the second quarter of 2014. Adjusted net income per diluted ADS5 in the second quarter of 2015 was RMB0.56 (US$0.09), compared to RMB1.19 in the second quarter of 2014.

4  “Others, net” primarily consists of government subsidies.

5  “ADS” means American Depositary Share of the Company. Each ADS represents eight Class A ordinary shares of the Company.

Net income attributable to Phoenix New Media Limited for the second quarter of 2015 was RMB22.5 million (US$3.6 million), compared to net income attributable to Phoenix New Media Limited of RMB84.5 million in the second quarter of 2014. Net margin for the second quarter of 2015 was 5.3%, compared to 20.6% in the second quarter of 2014. Net income per diluted ADS in the second quarter of 2015 was RMB0.31 (US$0.05), compared to RMB1.09 in the second quarter of 2014.

As of June 30, 2015, the Company’s cash and cash equivalents, term deposits and short term investments and restricted cash were RMB1.03 billion (US$166.3 million).

For the second quarter of 2015, the Company’s weighted average number of ADSs used in the computation of diluted net income per ADS was 72,658,268. As of June 30, 2015, the Company had a total of 568,647,174 ordinary shares outstanding, or the equivalent of 71,080,897 ADSs.

Business Outlook

For the third quarter of 2015, the Company expects its total revenues to be between RMB373 million and RMB393 million. Net advertising revenues are expected to be between RMB290 million and RMB300 million. Paid service revenues are expected to be between RMB83 million and RMB93 million. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call at 9:00 p.m. U.S. Eastern Time on August 11, 2015 (August 12, 2015 at 9:00 a.m. Beijing / Hong Kong time) to discuss its second quarter 2015 unaudited financial results and operating performance.

To participate in the call, please use the dial-in numbers and conference ID below:

International:	+6567135440
Mainland China:	4001200654
Hong Kong:	+85230186776
United States:	+18456750438
Conference ID:	1211504

A replay of the call will be available through August 18, 2015 by using the dial-in numbers and conference ID below:

International:	+61290034211
Mainland China:	4006322162
Hong Kong:	+85230512780
United States:	+16462543697
Conference ID:	1211504

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ifeng.com.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media Limited uses adjusted gross profit, adjusted gross margin, adjusted income from operations, adjusted operating margin, adjusted net income attributable to Phoenix New Media Limited, adjusted net margin and adjusted net income per diluted ADS, each of which is a non-GAAP financial measure. Adjusted gross profit is gross profit excluding share-based compensation. Adjusted gross margin is adjusted gross profit divided by total revenues. Adjusted income from operations is income from operations excluding share-based compensation. Adjusted operating margin is adjusted income from operations divided by total revenues. Adjusted net income attributable to Phoenix New Media Limited is net income/(loss) attributable to Phoenix New Media Limited excluding share-based compensation, gain on disposition of subsidiaries and acquisition of equity investments, loss from equity investments and gain on disposal of an equity investment and acquisition of available for sales securities. Adjusted net margin is adjusted net income attributable to Phoenix New Media Limited divided by total revenues. Adjusted net income per diluted ADS is adjusted net income attributable to Phoenix New Media Limited divided by weighted average number of diluted ADSs. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation, gain on disposition of subsidiaries and acquisition of equity investments, loss from equity investments and gain on disposal of an equity investment and acquisition of available for sales securities add clarity to the constituent parts of its performance. The Company reviews adjusted net income together with net income/(loss) to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that using multiple measures to evaluate its business allows both management and investors to assess the Company’s performance against its competitors. The Company also believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation, gain on disposition of subsidiaries and acquisition of equity investments, loss from equity investments, and gain on disposal of an equity investment and acquisition of available for sales securities. Share-based compensation and loss from equity investments have been and will continue to be significant and recurring in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income/(loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly-titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from, or as an alternative to, the financial measures prepared in accordance with U.S. GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.2000 to US$1.00, the noon buying rate in effect on June 30, 2015 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet and through their mobile devices. Phoenix New Media’s platform includes its ifeng.com channel, consisting of its ifeng.com website and web-based game platform, its video channel, comprised of its dedicated video vertical and mobile video services, and its mobile channel, including its mobile Internet website, mobile applications and mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of online and mobile advertising, online video and mobile paid services markets in China; the Company’s reliance on online advertising and MVAS for a majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding maintaining and strengthening its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and services offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Matthew Zhao

Email: investorrelations@ifeng.com

ICR, Inc.

In Beijing, China: Jeremy Peruski

In New York City: Katherine Knight

Tel: +1 (646) 277-1276

Email: investorrelations@ifeng.com

Phoenix New Media Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31,	June 30,	June 30,
	2014	2015	2015
	RMB	RMB	US$
	Audited*	Unaudited	Unaudited

ASSETS
Current assets:
Cash and cash equivalents	1,285,847	423,299	68,274
Term deposits and short term investments	40,000	482,945	77,894
Restricted cash	—	125,000	20,161
Accounts receivable, net	493,569	496,979	80,158
Amounts due from related parties	176,224	145,666	23,495
Prepayment and other current assets	42,703	62,488	10,080
Deferred tax assets	24,565	26,587	4,288
Total current assets	2,062,908	1,762,964	284,350
Non-current assets:
Property and equipment, net	89,694	88,798	14,322
Intangible assets, net	14,913	15,495	2,499
Available-for-sale investment	77,093	474,573	76,544
Equity investments	68,880	23,786	3,836
Other non-current assets	13,342	13,867	2,237
Total non-current assets	263,922	616,519	99,438
Total assets	2,326,830	2,379,483	383,788
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan	—	123,377	19,900
Accounts payable	271,599	252,446	40,717
Amounts due to related parties	22,489	13,915	2,244
Advances from customers	17,587	18,065	2,914
Taxes payable	88,938	70,480	11,368
Salary and welfare payable	105,073	90,011	14,518
Accrued expenses and other current liabilities	86,307	92,683	14,948
Total current liabilities	591,993	660,977	106,609
Non-current liabilities:
Deferred tax liabilities	1,312	1,312	212
Long-term liabilities	16,867	17,464	2,817
Total non-current liabilities	18,179	18,776	3,029
Total liabilities	610,172	679,753	109,638
Shareholders’ equity:
Phoenix New Media Limited shareholders’ equity:
Class A ordinary shares	17,278	16,609	2,679
Class B ordinary shares	22,053	22,053	3,557
Additional paid-in capital	1,587,227	1,541,337	248,603
Treasury stock	(13,379)	—	—
Statutory reserves	65,968	65,968	10,640
Retained earnings	52,852	64,179	10,351
Accumulated other comprehensive loss	(15,341)	(10,221)	(1,649)
Total Phoenix New Media Limited shareholders’ equity	1,716,658	1,699,925	274,181
Noncontrolling interests	—	(195)	(31)
Total shareholders’ equity	1,716,658	1,699,730	274,150
Total liabilities and shareholders’ equity	2,326,830	2,379,483	383,788

Phoenix New Media Limited

Condensed Consolidated Statements of Comprehensive Income

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2014	2015	2015	2015	2014	2015	2015
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues:
Net advertising revenues	290,968	268,396	311,888	50,305	525,893	580,284	93,594
Paid service revenues	119,905	96,705	111,019	17,906	242,129	207,724	33,504
Total revenues	410,873	365,101	422,907	68,211	768,022	788,008	127,098
Cost of revenues	(197,501)	(190,134)	(222,383)	(35,868)	(371,372)	(412,517)	(66,535)
Gross profit	213,372	174,967	200,524	32,343	396,650	375,491	60,563
Operating expenses:
Sales and marketing expenses	(72,823)	(87,590)	(92,219)	(14,874)	(149,556)	(179,809)	(29,001)
General and administrative expenses	(26,436)	(39,059)	(39,195)	(6,322)	(59,138)	(78,254)	(12,622)
Technology and product development expenses	(33,045)	(41,376)	(42,388)	(6,837)	(63,832)	(83,764)	(13,510)
Total operating expenses	(132,304)	(168,025)	(173,802)	(28,033)	(272,526)	(341,827)	(55,133)
Income from operations	81,068	6,942	26,722	4,310	124,124	33,664	5,430
Other income/(loss):
Interest income, net	12,617	8,831	6,463	1,042	24,642	15,294	2,467
Foreign currency exchange gain/(loss)	139	(1,917)	(2,591)	(418)	(6,729)	(4,508)	(727)
Gain on disposition of subsidiaries and acquisition of equity investments	4,658	—	—	—	22,351	—	—
Loss from equity investments	(4,026)	(20,019)	(9,368)	(1,511)	(5,567)	(29,387)	(4,740)
Gain on disposal of an equity investment and acquisition of available for sales securities	—	—	4,643	749	—	4,643	749
Others, net	6,577	(298)	5,561	898	12,367	5,263	849
Income before tax	101,033	(6,461)	31,430	5,070	171,188	24,969	4,028
Income tax expense	(15,941)	(4,859)	(9,229)	(1,489)	(24,538)	(14,088)	(2,272)
Net income/(loss)	85,092	(11,320)	22,201	3,581	146,650	10,881	1,756
Net (income)/loss attributable to noncontrolling interests	(630)	111	334	54	(27)	445	72
Net income/(loss) attributable to Phoenix New Media Limited	84,462	(11,209)	22,535	3,635	146,623	11,326	1,828
Net income/(loss)	85,092	(11,320)	22,201	3,581	146,650	10,881	1,756
Other comprehensive income/(loss), net of tax: fair value remeasurement for available for sales securities	—	(3,302)	8,803	1,420	—	5,501	887
Other comprehensive income/(loss), net of tax: foreign currency translation adjustment	(784)	1,238	(1,619)	(261)	6,367	(381)	(61)
Comprehensive income/(loss)	84,308	(13,384)	29,385	4,740	153,017	16,001	2,582
Comprehensive (income)/loss attributable to noncontrolling interests	(630)	111	334	54	(27)	445	72
Comprehensive income/(loss) attributable to Phoenix New Media Limited	83,678	(13,273)	29,719	4,794	152,990	16,446	2,654
Net income/(loss) attributable to Phoenix New Media Limited	84,462	(11,209)	22,535	3,635	146,623	11,326	1,828
Net income/(loss) per Class A and Class B ordinary share:
Basic	0.14	(0.02)	0.04	0.01	0.24	0.02	0.00
Diluted	0.14	(0.02)	0.04	0.01	0.24	0.02	0.00
Net income/(loss) per ADS (1 ADS represents 8 Class A ordinary shares):
Basic	1.12	(0.16)	0.32	0.05	1.94	0.16	0.03
Diluted	1.09	(0.16)	0.31	0.05	1.89	0.16	0.03
Weighted average number of Class A and Class B ordinary shares used in computing net income/(loss) per share:
Basic	604,231,733	571,848,522	569,818,126	569,818,126	603,091,798	570,827,715	570,827,715
Diluted*	622,050,594	571,848,522	581,266,146	581,266,146	622,068,335	582,423,290	582,423,290

*The figure for the first quarter of 2015 has been changed to exclude the potentially dilutive ordinary shares outstanding as they were anti-dilutive.

Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Three Months Ended June 30, 2014				Three Months Ended March 31, 2015				Three Months Ended June 30, 2015
		Non-GAAP				Non-GAAP				Non-GAAP
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
	RMB	RMB		RMB	RMB	RMB		RMB	RMB	RMB		RMB
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
Gross profit	213,372	2,439	(1)	215,811	174,967	4,993	(1)	179,960	200,524	4,493	(1)	205,017
Gross margin	51.9%			52.5%	47.9%			49.3%	47.4%			48.5%
Income from operations	81,068	8,443	(1)	89,511	6,942	14,805	(1)	21,747	26,722	13,461	(1)	40,183
Operating margin	19.7%			21.8%	1.9%			6.0%	6.3%			9.5%
		8,443	(1)							13,461	(1)
		4,026	(2)			14,805	(1)			9,368	(2)
		(4,658	)(3)			20,019	(2)			(4,643	)(4)
Net income/(loss) attributable to Phoenix New Media Limited	84,462	7,811		92,273	(11,209)	34,824		23,615	22,535	18,186		40,721
Net margin	20.6%			22.5%	-3.1%			6.5%	5.3%			9.6%
Net income/(loss) per ADS—diluted	1.09			1.19	(0.16)			0.32	0.31			0.56
Weighted average number of ADSs used in computing diluted net income/(loss) per ADS	77,756,324			77,756,324	71,481,065			71,481,065	72,658,268			72,658,268

(1) Excludes share-based compensation

(2) Excludes loss from equity investments

(3) Excludes gain on disposition of subsidiaries and acquisition of equity investments

(4) Excludes gain on disposal of an equity investment and acquisition of available for sales securities

Details of cost of revenues are as follows:

(Amounts in thousands)

	Three Months Ended
	June 30,	March 31,	June 30,	June 30,
	2014	2015	2015	2015
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited
Revenue sharing fees	59,210	51,467	67,327	10,859
Content and operational costs	83,729	90,761	101,583	16,384
Bandwidth costs	19,933	21,540	21,272	3,431
Sales taxes and surcharges	34,629	26,366	32,201	5,194
Total cost of revenues	197,501	190,134	222,383	35,868

Phoenix New Media Limited

Condensed Segments Information

(Amounts in thousands)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2014	2015	2015	2015	2014	2015	2015
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues:
Net advertising service	290,968	268,396	311,888	50,305	525,893	580,284	93,594
Paid service	119,905	96,705	111,019	17,906	242,129	207,724	33,504
Total revenues	410,873	365,101	422,907	68,211	768,022	788,008	127,098
Cost of revenues
Net advertising service	120,158	127,822	144,412	23,292	226,884	272,234	43,909
Paid service	77,343	62,312	77,971	12,576	144,488	140,283	22,626
Total cost of revenues	197,501	190,134	222,383	35,868	371,372	412,517	66,535
Gross profit
Net advertising service	170,810	140,574	167,476	27,013	299,009	308,050	49,685
Paid service	42,562	34,393	33,048	5,330	97,641	67,441	10,878
Total gross profit	213,372	174,967	200,524	32,343	396,650	375,491	60,563